Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
December 23, 2015
________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 28, 2016
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of shareholders of MediWound Ltd., or the Company, to be held at 9:30 a.m. (Eastern Standard Time) on Thursday, January 28, 2016, at the offices of White & Case LLP, 1155 Avenue of the Americas, 40th Floor, New York, New York 10036 (the "Meeting").

The Meeting is being called for the following purposes:

(1)	To approve the terms of office and engagement of Mr. Aharon Yaari, who will serve as Chairman of our Board of Directors beginning on January 1, 2016;

(2)	To approve the grants to our President and Chief Executive Officer of options to purchase ordinary shares of the Company under the Company’s 2014 Share Incentive Plan; and

(3)	To approve and ratify in all respects a one-time bonus to the Company’s President and Chief Executive Officer.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2 and 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in, the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling and disinterested shareholders (as applicable as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

The proposals and details with respect to the Meeting are described more fully in the enclosed proxy statement, which the Company will send (together with this notice) to its shareholders, which we urge you to read in its entirety. This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on December 24, 2015, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Shareholders of record of shares as of the close of business on December 30, 2015 are entitled to notice of and to vote at the Meeting (with one vote per share held).

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly to the Company by mail. No postage will be required if they are mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company, LLC.  If you are sending your proxy cards to us by mail, the proxy cards must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting, unless we waive that requirement.  Your proxy cards, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you may be able to utilize the control number appearing on the voting instruction form to submit your voting instruction to your broker, trustee or nominee by other means, including via the internet.

Sincerely,

Ruben Krupik
Chairman of the Board of Directors

- ii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 9:30 a.m. (Eastern Standard Time) on Thursday, January 28, 2016, at the offices of White & Case LLP, 1155 Avenue of the Americas, 40th Floor, New York, New York 10036.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of MediWound ordinary shares on or about January 7, 2016.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on December 30, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To approve the terms of office and engagement of, Mr. Aharon Yaari, who has been appointed as the Chairman of our Board of Directors as of January 1, 2016;

(2)	To approve the grant to our President and Chief Executive Officer of options to purchase ordinary shares of the Company under our 2014 Share Incentive Plan; and

(3)	To approve and ratify in all respects a one-time bonus to our President and Chief Executive Officer.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On December 1, 2015, we had 21,850,300 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, December 30, 2015, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2 and 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in, the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling and disinterested shareholders (as applicable as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its general manager, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder (as applicable) or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 2 or 3. Since it is highly unlikely that any of our public shareholders has a personal interest in Proposal 2 or 3 and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder has no personal interest with respect to Proposal 2 or 3.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on Proposal 2 or 3, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our general counsel, at at +972-77-971-4100 or Fax; +972-77-971-4182, who will advise you as to how to submit your votes for the proposals. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of Proposal 2 or 3, you may also contact the representative managing your account, who could then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares are receiving proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.”  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board with respect to Proposal 1 and will be deemed to have abstained with respect to Proposals 2 and 3. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

If you possess a personal interest in the approval of Proposals 2 or 3, you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our General Counsel at +972-77-971-4100 or Fax; +972-77-971-4182, who will advise you as to how to submit your vote for those proposal(s).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction card).  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to the Proposals, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If as a beneficial holder you believe that you possess a personal interest in the approval of Proposal 2 or 3, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on December 30, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on December 30, 2015, or which appear in the participant listing of a securities depository on that date

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the General Counsel of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 7, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on the Company’s public filings as of December 1, 2015.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Clal Biotechnology Industries Ltd.(3)	9,789,555	44.8%
Lior Rosenberg(4)	1,889,272	8.6%
Migdal Insurance & Financial Holdings Ltd.(5)	1,685,947	7.7%
Harel Insurance Investments & Financial Services Ltd.(6)	1,366,333	6.3%
Directors and executive officers (7)	2,545,713	11.3%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,850,300 ordinary shares issued and outstanding as of December 1, 2015.

(3)
Consists of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd., or CBI; and (ii) 1,580,582 ordinary shares held by CBI. Access Industries Holdings, LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and Access Industries Group's address is 730 Fifth Avenue, New York, New York 10019, United States.

(4)
Consists of (i) 141,067 ordinary shares held directly by Lior Rosenberg; (ii) 1,710,205 ordinary shares held by L.R. Research & Development Ltd., as a trustee for the benefit of Mr. Rosenberg, and (iii) options to purchase 38,000 ordinary shares held directly by Lior Rosenberg which will have vested prior to January 30, 2016. Mr. Rosenberg is the sole shareholder of L.R. Research & Development Ltd.

(5)
Consists of (i) 1,469,001 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Finance Holdings Ltd. (“Migdal”), according to the following segmentation: 959,864 Ordinary Shares are held by Profit participating life assurance accounts and 509,137 Ordinary Shares are held by Provident funds and companies that manage provident funds, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 216,946 are beneficially held for their own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva, Israel.  The foregoing information is based on the Schedule 13G filed by Migdal on February 9, 2015

(6)
Consists of (i) 1,229,016 ordinary shares which are held by certain subsidiaries of Harel Insurance Investments & Financial Services Ltd.; and (ii) 137,317 ordinary shares which are beneficially held by Harel Insurance Investments & Financial Services Ltd. for its own account. Harel Insurance Investments & Financial Services Ltd. is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Harel Insurance Investments & Financial Services Ltd. is 3 Abba Hillel Rd. Ramat Gan, Israel.  The foregoing information is based on Amendment No. 1 to Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. on February 12, 2015.

(7)
Consists of (i) 1,851,272 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 694,441 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested prior to January 30, 2016 but have not been exercised as of December 1, 2015.

PROPOSAL 1

TO APPROVE THE TERMS OF OFFICE AND ENGAGEMENT OF OUR DIRECTOR, MR. AHARON YAARI

Background

On November 30, 2015, Mr. Aharon Yaari was appointed as a director by our Board until the next annual general meeting of shareholders of the Company and on December 23, 2015, our Board appointed Mr. Yaari as Chairman of our Board beginning on January 1, 2016. Mr. Yaari has been a director of Clal Biotechnology Industries Ltd. (“CBI”), our controlling shareholder, but has resigned as a director of CBI as of December 31, 2015.

Subject to the approval of the shareholders, Mr. Aharon Yaari, as Chairman, shall be entitled to receive compensation, which the Board has determined is consistent with the terms of the Company’s Compensation Policy, as follows:

1.
Annual and per meeting cash compensation, payable for the period beginning on January 1, 2016 (the date on which Mr. Yaari begins serving as Chairman (the “Initial Date”), that is two times the amounts payable to an expert director, in accordance with the regulations promulgated under the Companies Law with respect to compensation of external directors, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board and its committees.

2.
A grant of options to purchase 20,000 of our ordinary shares under our 2014 Share Incentive Plan (the “2014 Plan”). The options expire five years from the Initial Date and vest in three equal installments on the first anniversary of the Initial Date and each of the two subsequent anniversaries of the Initial Date. The exercise price will be equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the Initial Date.

3.
Mr. Yaari will be entitled to be included under the Company D&O insurance and enter an indemnification agreement with the Company in the form entered into with our other directors, as included as Exhibit 10.5 to our Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission on March 3, 2014.

4.	Mr. Yaari is entitled to reimbursement of out-of-pocket expenses consistent with the Company’s policies applicable to its employees, as in effect from time to time.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the terms of office and engagement of Mr. Aharon Yaari as Chairman of the Board of Directors of our Company, as described in Proposal 1 of the proxy statement relating to the Meeting, be, and the same hereby is, approved.”

Required Vote

As described above, the approval of the Director Terms requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the terms of office and engagement of Mr. Aharon Yaari.

PROPOSAL 2

APPROVAL OF GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES TO OUR
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

In order to enhance the retention, commitment and productivity of our employees, including the executive officers, to encourage them to continue contributing their talent, skills and time to our Company and to further correlate the employees and our long term success, the Board (after receiving the Compensation Committee’s approval with respect to the executive officers) approved the grant of options to our employees.

The terms of the grant of the options (including their value as a basis for determining such terms) were determined in a way that reflects the scope of responsibility of each employee and such employee’s expected contribution to our Company and its development.

The grant of the options is a component of our compensation of our employees which is based on the long term performance of the Company and thus correlates the long term success of the Company with such  compensation.

Under the Companies Law, the terms of service of the chief executive officer of a public company, including grants of options, require the approval of the compensation committee, the board of directors and the shareholders.

Accordingly, each of our compensation committee and Board approved, in accordance with our Compensation Policy and subject to the approval of our shareholders, a grant of options to purchase 70,000 ordinary shares of our Company to our President and Chief Executive Officer (“CEO”) (the “Options Grant”). The Options will:

1.	be granted as of the date of the Meeting;

2.
become vested and exercisable in four equal annual installments beginning on the first anniversary of the date of approval of the Options Grant (which was December 23, 2015) and three anniversaries thereafter;

3.
have an exercise price of USD 9.58, which is equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the date the Options Grant was approved by the Board and have a self-effecting cashless exercise feature;

4.	have a term expiring ten years from the date the Options Grant was approved by the Board, unless earlier terminated in accordance with the 2014 Plan;

5.
in the event of a Merger/Sale (as defined in Section 14.2 of the 2014 Plan) and should the CEO’s employment with the Company or its Affiliates be terminated without cause (as defined in the 2014 Plan) within one year after the consummation of a Merger/Sale, any options that are then outstanding and unvested shall become fully vested and exercisable as of immediately prior to, and conditioned upon such event; and

6.	will otherwise be subject to the terms of the 2014 Plan and notice of grant.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the grant to Mr. Gal Cohen, President and Chief Executive Officer of the Company, of options to purchase 70,000 ordinary shares of the Company upon the terms described in Proposal 2 of the proxy statement relating to the Meeting, be, and the same hereby is, approved.”

Required Vote

As described above, the approval of the Options Grant requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal.  Furthermore, under the Companies Law, the approval of the Options Grant requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 2.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form) and instead of filling in your vote for Proposal 2, you should contact our General Counsel at +972-77-971-4100 or Fax; +972-77-971-4182, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact the General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the grant of options to our President and the Chief Executive Officer.

PROPOSAL 3

APPROVAL OF PAYMENT OF A SPECIAL ONE-TIME BONUS TO OUR PRESIDENT
AND CHIEF EXECUTIVE OFFICER

Background

According to our Compensation Policy, the Company may award a special bonus based on the achievement by the Company or the executive officers of specific goals or the occurrence of specific events (such as public offerings, acquisitions or specific projects achievements), and may include retention and signing bonuses. The special bonus payable to an executive officer shall be up to four (4) months of such executive officer’s monthly fixed compensation for the specific year.

On September 30, 2015, our Company was awarded a contract by the United States Biomedical Advance Research and Development Authority, or BARDA, valued at up to $112 million. The five-year base contract includes non-dilutive $24 million of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22 million for expanding NexoBrid’s indications and of up to $50 million for additional procurement of NexoBrid.

The BARDA contract provides important recognition of the potential merits of NexoBrid and the therapeutic impact of our technology, as well as provides significant support for the ongoing clinical development and manufacturing program. The contract opens a new market for MediWound globally of governments’ preparedness for mass casualties, both for civilian or for military preparedness for mass casualty incidence.

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, the board of directors and the shareholders.

Our compensation committee and our Board, in accordance with the Compensation Policy and subject to approval of our shareholders, approved a cash bonus of USD 118,205 (based on a exchange rate of 3.9 NIS to USD 1.00) which is equal to four months’ fixed compensation, to be payable to our CEO (the “CEO Bonus”).

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the special bonus to the Company’s CEO in the amount of USD 118,205 (based on an exchange rate of 3.9 NIS to USD 1) be, and the same hereby is, approved.

Required Vote

As described above, the approval of the CEO Bonus requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 3.  If you believe that you, or a related party of yours, possess a personal interest and you wish to participate in the vote on this proposal follow the procedures described under “Proposal 2 - Required Vote.”

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Bonus.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F, filed with the SEC on February 12, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel December 23, 2015	By order of the Board of Directors: Ruben Krupik, Chairman of the Board of Directors